

Mail Stop 3720

October 18, 2007

Mr. Julius Jackson, Chairman and President
Millennium Group Worldwide Incorporated
2825 N. 10th St.
St. Augustine, Florida 32084

> **Re: Millennium Group Worldwide Incorporated**
> **Amendment No. 2 to Form S-1**
> **Filed October 5, 2007**
> **File No. 333-145553**

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the company does not have any specific business plan. The description of the company's purpose is too ambiguous ("broad-based consumer products and services business aimed at communities in Sub-Sahara Africa"). As a result, we believe your company is a blank check company and that your offering must comply with the requirements of Rule 419. If you disagree, provide in your response letter an analysis of why Rule 419 should not apply and substantially revise your entire prospectus to provide a detailed description of your specific business plan beyond a discussion of what are your investment goals.

2.   We note your disclosure on page 10 that you intend on conducting your operations so it does not require that you register as an investment company pursuant to the Investment Company Act of 1940. Based upon the passive nature of management's role in your company's investment, it appears that your company would be considered an investment company. Provide us with an analysis as to why you are exempt from registration as an investment company under the Investment Company Act of 1940.

3.   The specific date that the offer will end is not clear from your disclosure. For example, the prospectus cover page states, "Unless earlier terminated, the Initial Offering Period will be up to nine (9) months from the date hereof unless, in the sole discretion of the Company, it is extended for periods up to a total of fifteen (15) additional months." Further, the cover page defines the initial and continuous offering periods as "up to 9 and 24 months, respectively." Additionally, the first sentence of the second paragraph in the Plan of Distribution section on page 40 states that the initial offering period will be 2 to 9 months from the date of the prospectus unless earlier terminated. Please revise throughout the prospectus to add the specific date that the $3,000,000 minimum must be achieved, and if $3,000,000 is not achieved by this date, you will promptly return all consideration paid to purchaser (with or without interest; see comment below).

4.   It is unclear from your disclosure whether the investors will be receiving the interest earned on their subscription amount in the event it is refunded. For example, in the third full paragraph of the prospectus cover page, you state that investors' funds will be promptly returned *with all net interest earned thereon*. However, the second full paragraph of the Plan of Distribution section on page 40 states that all interest earned will be returned if the minimum is not achieved. Also, you state in this paragraph that all interest earned on subscriptions pending their month-end acceptance will be paid to the company, not the individual subscribers, and if the subscription is rejected, the funds will be returned but without interest. Further, in the Proceeds Held subsection of the Prospectus Summary, you state that interest earned *will not be returned to subscribers* but rather paid to the escrow agent or the company to defray the costs of the escrow. Also, Section 4.1 of the Escrow Agreement states that prospective purchasers will receive funds "without interest thereon or deduction therefrom." Please revise throughout the prospectus to clarify when exactly interest will be distributed to the purchaser, the company, or the escrow agent.

5.   The first full paragraph of the Plan of Distribution section discloses the intent to engage certain unnamed broker-dealers after a period of 60 days. Note that the addition of such broker-dealers will be a material change in the plan of distribution under the undertakings of Rule 415 and would constitute a different transaction than the one offered in your registration statement, and require the filing of a post-effective amendment. Accordingly, such an amendment could not

be accomplished by means of a sticker supplement pursuant to Rule 424(c). As such, either disclose that you will file a post-effective amendment if broker-dealers are engaged in the offering, or name the broker-dealers in the current registration statement and add the appropriate underwriting disclosure. If information relating to broker-dealers is deleted, you may omit the dealer prospectus deliver obligation legend in the inside front cover page of the prospectus.

6.   We note that the offering will be conducted by your officers and directors on a best efforts basis. Please advise us whether these individuals have registered, or intend to register, as broker-dealers pursuant to the Securities Exchange Act of 1934, or intend to rely upon an exemption. If they intend to rely on the exemption from registration set forth in Rule 3a4-1 of the Exchange Act, tell us in your response letter how each officer and director satisfies the rule. Identify in the Plan of Distribution section each officer and director who will offer your securities.

Prospectus Cover Page

7.   Please limit your cover page to one page and include only the information required by Item 501 of Regulation S-K. In this regard, please note the following:

- delete the business related information beginning with the second sentence of the first full paragraph;
- state that there is no public market for your securities; and
- highlight the cross-reference to your risk factors section by bold-face type or in another prominent manner.

8.   Please clarify the escrow arrangement for the offering. In this regard, we note that you state on page 40 that the escrow agent is "Miami Escro Services Inc.," while the subscription agreement filed in Appendix II states that subscribers should make checks payable to "MILLENNIUM GROUP WORLDWIDE INCORPORATED—Carl N. Duncan, Esq. Attorney Escrow Account." Please reconcile these inconsistent statements. Additionally, we note that the description of escrow services on page 41 under the heading "Escrow Account" discloses that the account will be "maintained" by Escrow Agent Miami Escrow Services, Inc. and Wachovia Bank, N.A. Please reconcile this disclosure so that it is clear who is maintaining the escrow account.

9.   We note the last sentence of the third paragraph of the Cover Page states that the minimum purchase is $500; however, the second sentence of the Subscription Agreement attached as Appendix II states that $500 is the initial minimum "unless the Company accepts less…." Please reconcile these statements so that it is clear what the minimum subscription amount is.

Prospectus Summary, page 3

10.   Disclose that changes in the material terms of the offering after the effective date
        of the registration statement would terminate the original offer and subscribers
        would then be entitled to a refund of their money. Material changes include the
        following:

        - extension of the offering period beyond the disclosed time frame;
        - change in the offering price;
        - change to allow sales to affiliates in order to complete the offering; and
        - change in the application of proceeds.

        If the changes above occur, any new offering may be made by means of a post-
        effective amendment. In this regard, it appears from your disclosure that you
        intend to change the price of your offering if a market later develops. For
        example, you state in the Proceeds Held subsection of The Offering on page five
        that the selling price will be the average of the bid and ask price on the trading
        market where the shares are then listed. Please note that since you are not S-3
        primarily eligible, you do not qualify for "at-the-market" offerings under Rule
        415. Therefore, please disclose that any change in the offering price must be
        made through means of a post-effective amendment.

11.   Please include the complete mailing address and telephone number of your
        principal executive offices. See Item 503(b) of Regulation S-K.

Introductory Statement: Who Should Invest, page 6

12.   Provide your basis for the statement that a public market for your company's
        stock may develop in approximately 6 to 18 months after the beginning of the
        offering.

13.   Explain the significance of the last sentence of this subsection.

Risk Factors, page 6

General

14.   Your risk factor captions do not state the risk to the investor, but rather merely
        state facts. Please revise the headings to clearly and briefly state the specific risk
        to the investor. As a general rule, your risk factor captions should work only in
        your registration statement. For example, risk factor number one states that the
        company's future success will depend upon many factors.

15.   Revise your risk factors to discuss only those risks that directly apply to your
        company, your industry, your offering, etc. In each risk factor, describe each risk
        as it specifically applies to you. Don't discuss vague generalities. Focus on the
        specific facts and circumstances that make your offering one of high risk. For
        example, please revise risk factor number four to disclose the activities that the
        company may expand into which neither the company nor its management has
        previously operated. Additionally, we note that risk factor numbers 6, 10, 11, 16,
        18 and 23 are too general and could apply to any issuer or any offering.

16.   Avoid vague boilerplate language like "there can be no assurance." This type of
        disclosure does not provide a meaningful description of the specific risks to you
        and your investors.

Leverage, page 9

17.   We note that you disclose over $2.5 million in long-term liabilities, including
        loans payable, accrued interests and fees, on your balance sheet on page F-3.
        Please reconcile this with your statement in this risk factor that states you have no
        long-term debt. Please advise or revise.

Certain Related Party Transactions, page 11

18.   We note that in the first sentence of this section you reference "Risk Factors-
        Conflicts of Interest," yet this risk factor is not listed in the risk factor section.
        Please revise.

19.   We note that subsection one of this section discloses the potential future merger
        between the Ronco Group and the company. In regards to the requirements of
        Item 404 of Regulation S-K, please describe this currently proposed transaction,
        give the approximate dollar value of the amount involved, the approximate dollar
        value of the amount of Ron Avery's and the Ronco Group's interest in the
        transaction, computed without regard to profit or loss. Also, please disclose any
        other information material to investors in light of the circumstances of the
        particular transaction. For example, additional disclosure should include the
        planned structure of the merger (e.g., a reverse merger), and how financing for the
        merger will be accomplished (e.g., equity or debt). Please also describe any past
        transaction between the company and Ron Avery or the Ronco Group since the
        beginning of your last fiscal year and the amount involved exceeded $120,000.
        Please file all contracts involving such party as a material contract to the
        registration statement under Item 601 of Regulation S-K.

20.   In light of the disclosure on page 37, subsection c., regarding the conversion of
        existing debt of the company to common shares, the disclosure in the first
        paragraph on page 33 regarding the conversion of outstanding loans, and a similar

discussion in the financial statements, page F-8 "Loans Payable to Stockholders," please describe any loan transactions between the company and any related person when the amount involved exceeds $120,000. Additionally, please provide the names of those related persons who held debt, the amount of shares they received upon conversion, and what method of valuation was used to determine the conversion price per share. See Item 404(a) of Regulation S-K.

<u>The Company, page 12</u>

21.   We note various statements throughout your prospectus that you have

- "recently commenced operations" (page 8); and

- that you are "pursuing additional opportunities for expansion" (page 7).

However, there is no detail about your current operations and your business plan beyond general statements of your goals and investment strategies. Please revise.

22.   Provide a prominent disclosure in the beginning of this section that you have no current operations, have not generated revenues, and that you may never have any operations or revenues.

23.   This section and the MD&A section have a promotional tone that is inappropriate for a disclosure document. See, for example, the following phrases:

- The time-tested phrase "people participate in things they create";
- sense of hope;
- significant opportunity;
- most profitable business areas;
- dark cloud with a silver lining;
- unprecedented opportunities;
- capital and experience to exploit;
- identifying a substantial company in the marketplace;
- unique investment opportunity;
- predictable margins that generate a high free cash flow;
- invaluable marketing edge;
- ripe for development; and
- new frontier.

Please revise so that your disclosure consists of factual, supportable statements that accurately inform prospective investors about your company and your prospects.

24.   Please substantially revise the discussion of the nature of the products and
        services which you currently provide, or plan on providing, to disclose the precise
        nature of such products and services, when you plan on offering such products
        and services, and the percentage of revenues expected to be derived from each
        such product or service. Currently, the disclosure is too broad and generalized.
        An investor should be able to clearly identify your specific plan of operation for
        the remainder of this fiscal year and for the first six months of the next fiscal year.

25.   For each "project" in which you plan to invest, discuss in more detail the nature of
        such activities and the material events or steps required to complete such
        investment. Clarify whether your involvement in each project will be passive or
        whether you will operate the business. Also disclose the material risks, conditions
        or contingencies to the achievement of those events or steps and the manner of
        conduct of business following commencement of these initiatives. For example,
        we note on page 18 that you intend to offer insurance products. Discuss the steps
        involved (e.g. regulatory oversight and requirements) and necessary capital
        necessary for such a business to develop.

26.   Please provide support for the statements of fact or opinion you claim in your
        business description and MD&A section. See, for example, the following
        phrases:

        - In most cases, these facilities are owned by people from outside of the
          communities, and so the profits are not returned to or reinvested in them
          (p. 12);
        - Further contributing to the lack of solid economic foundation within the
          communities,…(p. 12);
        - [M]anagement believes that as the Company is successful mainstream
          corporations will reach out to help implement this strategy of inclusion (p.
          13);
        - Real estate development has been one of the most profitable business
          areas in the U.S. and many other countries (p. 15);
        - It will target areas not previously associated with minority ownership such
          as shopping centers, hotels, medical facilities and auto boutiques (p. 15);
        - The office/retail building is expected to house several consulates from
          African countries (p. 15);
        - The plight of minority-controlled businesses in the U.S. over the last three
          decades is represented in the broadcasting and communications sector and
          is characterized by challenges accessing capital resources with which to
          run and grow a business and in obtaining appropriate licensing (p. 16);
        - Major financial institutions have not pursued this market (p. 18);
        - the Company…has reached out to some of the highest minority wage
          earners in the USA (p. 18);

- Newly enacted laws on the continent of Africa **require** businesses to have significant ownership by indigenous Africans…(p. 19);
- Resources are used to benefit the multinational companies, and any consideration for the local inhabitants has been an after-thought (p. 20);
- Once the minimum offering is achieved, the company will have under its control more than $4,200,000.00 in housing projects, developments and other investments (p. 34);
- If the maximum offering is achieved, the company will have more than $200,000,000 in housing projects, developments and other investments (p. 34);
- If the mid-point is reached, by the end of year one, management expects the projects to generate significant monthly revenues, without corresponding increases in corporate overhead (p. 34); and
- Management also believes that the company will be able to obtain financing, if necessary, to supplement the proceeds of this offering (p. 35).

Directors and Executive Officers, page 25

27. For each executive officer and director, please state his or her term of office as an executive officer and/or director and the period during which he or she has served.

28. We note that Joseph Krall and Ronald Avery will only become executive officers of the company if the minimum offering amount is achieved. In light of this disclosure, please qualify all your references to them as current Chief Financial Officer and Chief Operating Officer. Since Mr. Krall is not yet an officer of the company, clarify why he has signed the registration statement as an officer of the company. Further, please file the appropriate consent for any person who has not yet signed the registration statement but is named as about to become a director. See Rule 438 promulgated under the Securities Act of 1933.

Executive Compensation, page 31

29. Please substantially revise your executive compensation section to comply with the requirements of Item 402 of Regulation S-K. In particular, we note that while the named executive officer's have not been paid cash for prior services, you make disclosure that Julius Jackson and Mary White will receive "retroactive" compensation of $7,500 per month for the first year of development and $10,000 each per month for the subsequent years. Additionally, we note that you disclose in footnote 4 on page 33 that certain individuals were granted 175,000 shares. In light of this compensation earned, please begin your Executive Compensation section with a Compensation, Discussion and Analysis subsection that satisfies the requirements of Item 402(b). For example, please explain each element of compensation and why the company has chosen to pay these amounts. Also, please provide tabular disclosure of the expected "retroactive" compensation paid

to the named executive officers assuming the offering raises the following amounts: $3,000,000; $36,000,000; and $75,000,000. This is in addition to the Summary Compensation Table, and any other tabular disclosures applicable under Item 402.

30.   We note your summary compensation table discloses salaries and, in the case of Mr. Jackson, bonus amounts. However, the ensuing sentence states that no compensation has been paid to any of the named executives. Please clarify.

31.   We note that contradictory statements are made regarding the existence of compensation agreements with the following executive officers: Julius Jackson, Mary White, Gordon Murdock and David Lee. Please advise or revise.

32.   Describe all the material terms of your compensation arrangements with your named executive officers. For example, describe what "reimbursements" are your named executive officers entitled to receive and how they will be reduced based upon your level of funding.

Security Ownership by Beneficial Owners…, page 31

33.   Please substantially revise this section to comply with the requirements of Item 403 of Regulation S-K. In the revised table, add columns that have projected ownership if the offering raises the minimum and maximum amount.

34.   We note that you plan to have your shares listed on the American Stock Exchange. With consideration give to the corporate governance requirements of the American Stock, please disclose the information required by Items 407 of Regulation S-K.

Selected Financial Data, page 32

35.   We note your reference to September 30, 2006 and 2005 financial statements. However, it appears those financial statements are not in the filing. Please revise or advise.

36.   We note that your shareholders agreed to convert debt and accrued interest into common shares resulting in a new capitalization of the company with 7,825,000 shares. In addition, the Board of Directors offered certain individuals shares in the company totaling 175,000 in lieu of compensation for services and other benefits received by the Company. However, the new capitalization and share payment for services does not appear to be included in your financial statements and the related notes. Please revise or advise. In addition, please tell us in detail

how you are accounting for this transaction. Refer to your basis in accounting literature.

Management's Discussion and Analysis, page 33

Liquidity and Capital Resources

37.	We note that you disclose "advances" from Millennium Financial Services International. Please provide in your response letter more information about this relationship. For example, to the extent known, the natural persons with ultimate voting control of this organization, and whether any of your officers or directors have an interest, directly or indirectly, in this organization.

38.	Please disclose how much money is needed from the offering for the company to begin operations, and how long such operations can be sustained without revenues from operations or additional financing.

39.	We note that the second paragraph of this section states the offering proceeds and funding from operations will be enough to satisfy the company's short and long-term needs for working capital, capital expenditures, new facilities and acquisitions. However, we further note that the third paragraph of risk factor number one on page seven states that regardless of the amount raised by the offering, the company expects additional financing will be required. Please reconcile these inconsistent statements.

Plan of Operations, page 34

40.	In the fifth sentence of the first paragraph of this section, you state that there have been agreements entered into in which the company will be required to sell a majority interest in some of the target companies that it purchases. Please provide more details regarding these "agreements" (e.g., named parties, amount involved, duration of contract, etc.). Additionally, please reconcile the apparent discrepancy between this disclosure and the company's "General Management Philosophy" on page three that states in the first bullet point that the company must have majority control of its investments and businesses in order to achieve commercial success. Please file these agreements as exhibits to the registration statement, or tell us why you believe these agreements should not be filed as exhibits.

Application of Proceeds, page 36

41.	Please disclose the interest rate and maturity of the indebtedness that you plan on discharging from the offering proceeds. In this regard, we note that you disclose in the table in this section a "Repayment Loans & Back Salaries" row.

42.   In the second sentence of the third paragraph beneath the Application of Proceeds
        table, you disclose that the company has not entered into any definitive
        agreements with respect to the acquisition of any properties, assets or companies,
        "except as described in this Prospectus." Please specifically identify in this
        section all the acquisition prospects to which you refer that are described
        elsewhere in the prospectus to which this statement relates.

43.   Please delete the last full paragraph on page 36 beginning "With the support of
        the U.S. government agencies….," or specifically disclose how these
        organizations will mitigate your risk.

44.   In accordance with Item 505 of Regulation S-K, please create a separate section
        after the Application of Proceeds section titled "Determination of Offering Price"
        that describes the various factors considered in determining the offering price.

Public Market, page 37

45.   Please disclose in this section the approximate number of shareholders of the
        company as of the latest practicable date.

46.   We note your intent to qualify for listing on the American Stock Exchange.
        Discuss your estimated timetable for applying for listing. In this regard, provide
        detailed disclosure as to how you intend on satisfying the quantitative and
        qualitative listing requirements of the American Stock Exchange.

Description of Capital Stock, page 38

47.   We note that the last sentence of this section states that shareholders are not
        entitled to preemptive rights. This statement conflicts with Article V of the
        Articles of Incorporation. Please advise or revise.

48.   We note throughout the prospectus and in the legal counsel's opinion that the par
        value of the authorized capital stock is stated as $0.01. This disclosure conflicts
        with Article IV of the company's Articles of Incorporation filed as Exhibit 3.1
        which states that par value is $0.001. Please advise or revise.

Directors' Liability, page 39

49.   We note that the discussion of directors' liability on page 39 discusses certain
        aspects of the Delaware General Corporation Law. Please advise or revise in light
        of the fact that the company is incorporated under the laws of the State of Florida.

Plan of Distribution, page 39

50.   Disclose whether any affiliate of the issuer or any other party involved in
        marketing of the securities reserves the right to purchase securities in order to
        meet the minimum purchase requirements. Specifically, please address the
        following:

    - the possibility that such persons may purchase securities in order to meet
      the minimum;
    - the amount of such securities which may be purchased;
    - where such amount is material, disclosure should be made in the risk
      factor section; and
    - the prospectus should indicate that such person is purchasing the securities
      for the same consideration, on the same terms as other investors, without
      any guarantees against loss, and for investment and not for resale.

Subscription Procedure, page 40

51.   We note that the financial requirements disclosed for the purchaser in the last
        sentence of page 40 is inconsistent with the second full paragraph of the
        Subscription Agreement filed as Appendix II. Please reconcile and revise.

Available Information, page 41

52.   Please note that our current address is 100 F. St., NE, Washington, DC 20549.
        Please revise this section to disclose the current address and to include the other
        information required by Item 103(e) of Regulation S-K.

53.   We note that you disclose in the last paragraph of this section that the company
        will become subject to Exchange Act reporting requirements if the "$10,000,000
        minimum is achieved." Please revise in light of the fact that the company's
        obligation to file reports under Section 15(d) of the Exchange Act will be
        triggered automatically upon the effectiveness of this registration statement.

Independent Auditor's Report, page F-2

54.   We note that your independent auditor's report does not state that the audit was
        conducted in accordance with "the standards of the Public Company Accounting
        Oversight Board (United States)." In addition, the audit report should state the
        city and state from which the audit report was issued. Please refer to Auditing
        Standard 1 and ask your auditors to revise their report.

55.   We note on page F-7 you state that the financial statements have been prepared assuming that you will continue as a going concern. In addition, in your Liquidity and Capital Resources section on page 34 you reference the going concern opinion in the Independent Certified Public Accountant's Report. However, your independent auditor's report did not make reference to the ability of your company to continue as a going concern. Please have your auditors tell us why its report did not address the ability of your company to continue as a going concern. Please revise or advise.

Financial Statements

Statement of Operations and Deficit Accumulated During the Development Stage, page F-4

56.   Please revise to include earnings/(loss) per share and the weighted average shares outstanding.

Statement of Cash Flows, page F-5

57.   We note in your Plan of Operations on page 34 that you state that the majority of the deficit shown was incurred during the developmental activities and that it arises from non-cash transactions involving the issuance of stock in exchange for services rendered, property contributed and/or agreements to sell majority interest in some of the target companies. Please disclose your non-cash transactions in your statement of cash flows. In addition, tell us how you accounted for these transactions. Refer to your basis in accounting literature.

Indemnification of Directors and Officers, page S-1-1

58.   We note that you state in the third paragraph of this section that the "Certificate of Incorporation" has certain indemnification provisions; however, the attached Articles of Incorporation only reference that indemnification is granted to each officer and director to the fullest extent permitted by law. Please advise or revise.

Recent Sales of Unregistered Securities, page S-1-2

59.   We note your disclosure in the second paragraph of this section that $2,820,277 of debt held by 117 persons was converted to 6,250,000 common shares on August 2, 2007. We also note in footnote 4 on page 33 that you disclose a conversion on August 2, 2006 of outstanding loans and accrued interest into common shares. Please revise or advise.

Index to Exhibits

60.   Please list the Subscription Agreement as an exhibit to the registration statement.

61.   Please file exhibit 21, subsidiaries of the registrant, to disclose the existence of the companies listed in the last full paragraph on page 20 (e.g., Millennium Group Worldwide-Mozambique), or explain in your response letter why you do not need to disclose these companies.

62.   File all compensation agreements with your named executive officers (page 31).

63.   Please file an executed Escrow Agreement with a completed information sheet.

Undertakings

64.   We note that you state in B.(1)(ii) that you will file a post-effective amendment to reflect in the prospectus "any facts or events which, *together*, represent a fundamental change in the information in the registration statement." (emphasis added) Please revise this language to mirror the exact language of Item 512(a)(1)(ii) (i.e., individually or in the aggregate).

65.   Please omit the Rule 430A undertaking because it does not apply in the context of contingency offerings.

Signatures

66.   Please indicate which individual is signing in the capacity of controller or principal accounting officer. Further, since Joseph Krall's appointment as chief financial officer is not effective yet, please indicate which individual is signing in the capacity as principal financial officer.

Exhibit 23.2

Independent Auditor's Consent

67.   We note your independent auditor's statement that they "consent to the use in this Registration Statement of our report dated May 30, 2007 on the financial statements of Millennium Group Worldwide Incorporated as of June 30, 2007." However, the date of the independent auditors report on page F-2 is September 10, 2007. Please ask your auditors to revise or advise.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment

Mr. Julius Jackson
Millennium Group Worldwide Incorporated
October 18, 2007
Page 16

for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Carl N. Duncan, Esq. (via facsimile at (301) 576-5193)